Filed by: Teva Pharmaceutical Industries Limited
                                Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Companies: Ivax Corporation
                                Commission File No. 001-09623



                                                          Translation to English
                                     Only the original Hebrew version is binding


                                   [TEVA LOGO]

                       Teva Pharmaceutical Industries Ltd.

Notice is hereby given of a Special Meeting of the shareholders of Teva Pharmaceutical Industries Ltd, to be held on Thursday, October 27, 2005, at 5:00 pm at the Company's executive offices at 5 Basel Street, Petach Tikva, Israel.

The agenda for the Special Meeting shall include consideration of and voting on the following resolution relating to the proposed acquisition of Ivax Corporation (hereinafter, "Ivax"):

The approval of the issuance of Ordinary Shares of Teva, par value NIS 0.1 each, (hereinafter, "Teva Shares"), as required pursuant to and in accordance with the merger agreement dated 25 July, 2005 (hereinafter, the "Merger Agreement"), which sets forth the terms of the merger of two wholly owned subsidiaries of Teva and Ivax.

The consummation of the merger is conditioned upon a number of principal terms, which include the following: (1) approval of the transaction by the shareholders of Ivax and approval of the issuance of the Teva Shares that Teva intends to issue pursuant to and in accordance with the Merger Agreement by the shareholders of Teva; and (2) receipt of all regulatory approvals that are required. As a result of the foregoing, the approval of the resolution set forth on the agenda for this meeting is a condition to the consummation of the Ivax acquisition.

At the closing of the acquisition, shareholders of Ivax shall receive consideration, comprised of cash and Teva Shares [which shall trade in the United States in the form of American Depositary Shares evidenced by American Depositary Receipts ("ADRs") - each ADR represents one Teva Share --] such that each share of Ivax shall be converted into a cash payment of US$26.00 or 0.8471 ADRs (subject to adjustment as set forth in the Merger Agreement), further subject to the total consideration in any event being comprised of 50% of cash and 50% of ADRs.

In the framework of the resolution of the agenda, shareholder approval is sought for the issuance of Teva Shares that shall represent 50% of the merger consideration, Teva Shares that may be issued in the future upon the exercise of Ivax options and warrants and Teva Shares that may be issued in the future upon the conversion of Ivax's convertible debentures.

The vote of the holders of a majority of Teva Shares participating at the Special Meeting is required to adopt the proposal.

Only shareholders of record at the close of business on September 22, 2005 will be entitled to participate in, and to vote at, the Special Meeting (and any postponed meeting), either personally or by proxy in accordance with the deed of appointment to be deposited at Teva's offices at least four (4) days before the Special Meeting, subject to proof of beneficial ownership of the shares as of September 22, 2005, in accordance with the law.

In the event that a quorum is not present after half an hour from the time for which the Special Meeting has been set, the Meeting shall be postponed for seven
(7) days to the same day, the same time and the same place.

A joint proxy statement/prospectus which provides a comprehensive description of the transaction and the proposal on the agenda will be made available at the offices of Teva, by coordinating with the Corporate Secretary (5 Basel Street, Petach Tikva) during normal business hours (Tel: 03 9267513) and will also be available on Teva's website (www.tevapharm.com), all within a few days.


                           By Order of the Board of Directors


                           Teva Pharmaceutical Industries Ltd

                                                              September 20, 2005